

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-8

November 24, 2004

By U.S. Mail and facsimile to (217) 245-2010

Ms. Diane S. Tone
Chief Financial Officer
Jacksonville Bancorp, Inc.
1211 West Morton Avenue
Jacksonville, Illinois 62651

Re: **Jacksonville Bancorp, Inc.**
       Form 8-K filed October 22, 2004
       File No. 0-49792

Dear Ms. Tone:

We have reviewed your supplemental response filed with the Commission on November 17, 2004 and have the following comments.

- We have considered your response to our letter dated November 15, 2004. Item 304(a)(1)(i) of Regulation S-K is very specific in that it requires you to state whether your former accountant "resigned", "declined to stand for re-election" or was "dismissed". Your current disclosure does not meet these requirements. Please revise to comply with Item 304(a)(1)(i) of Regulation S-K by characterizing your change in auditor into one of the three categories specified above. Feel free to provide additional information as you see fit to clarify your specific circumstances.

Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time. Such amendment should be filed under cover of Form 8-K/A and should include the ITEM 4 designation. An updated letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-942-2865.

Sincerely,

Angela Jackson
Staff Accountant